Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 17, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on November 17, 2008, at 5:00 p.m., met at its head office, with the legal quorum being present and under the chairmanship of Dr. Carlos da Camara Pestana, unanimously deciding pursuant to sub-item 19.2 of the corporate bylaws and “ad referendum” of the General Stockholders Meeting, to assign the interest on capital provisioned in the audited financial statements dated September 30, 2008, allocated to the amount of mandatory dividend for the year 2008, as follows:

1)
on account of the provisioned amount, the stockholders have already received on November 3, 2008 a monthly anticipation of dividends equivalent to R$ 0.012 per share (based upon the stockholding position dated September 30, 2008) and shall receive on December 1, 2008 another part of dividends equivalent to R$ 0.012 per share (based upon the stockholding position dated October 31, 2008), as per method established by the company; and

2)
to pay, on January 30, 2009, the balance equivalent to R$ 0.38965 per share, as interest on capital, less withholding income tax of 15%, which shall result in a net interest equivalent to R$ 0.33120 per share, not considered in such withholding corporate stockholders evidencing immunity or exemption thereto, which shall have as base date to determine the right to receive the relevant interest:

a)	in Brazil, the final stockholding position on November 21, 2008; as of November 24, 2008 the shares shall be traded ex rights to such interest;

b)
in the United States of America, the date November 26, 2008 shall be considered as “Record Date” to comply with the obligations undertaken in the ADRs program held by the company; as of November 24, 2008 the ADRs shall be traded ex rights to such interest.

There being no further issue and as no one present desired to make any further statement, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, November 17, 2008. (signed) Carlos da Camara Pestana - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas,  Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer